EXHIBIT 2

Consolidated Financial Statements
(Expressed in millions of United States dollars)

GLAMIS GOLD LTD.

Years ended December 31, 2003, 2002 and 2001

MANAGEMENT’S RESPONSIBILITY

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ C. Kevin McArthur	/s/ Cheryl S. Maher

C. Kevin McArthur President and Chief Executive Officer February 6, 2004	Cheryl S. Maher Vice President Finance, Chief Financial Officer February 6, 2004

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Telefax (604) 691-3031
Box 10426, 777 Dunsmuir Street	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 6, 2004

KPMG LLP, A Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

GLAMIS GOLD LTD.
Consolidated Balance Sheets
(Expressed in millions of United States dollars)

December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$126.1	$160.0
Accounts and interest receivable	12.3	2.1
Taxes recoverable	—	1.1
Inventory (note 4)	16.7	16.6
Prepaid expenses and other	1.1	0.7

	156.2	180.5
Mineral property, plant and equipment (note 5)	361.1	285.0
Other assets (note 6)	13.3	9.0

	$530.6	$474.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9.4	$8.3
Site closure and reclamation costs, current (notes 6 and 7)	1.3	2.4
Taxes payable	0.1	0.7

	10.8	11.4
Site closure and reclamation costs (notes 6 and 7)	6.0	6.9
Future income taxes (note 10)	82.2	70.4

	99.0	88.7
Shareholders’ equity:
Share capital (note 8):
Authorized:
200,000,000 common shares without par value 5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
130,133,678 (2002 - 125,978,115) common shares	465.4	437.6
Contributed surplus	6.0	6.0
Deficit	(39.8)	(57.8)
	431.6	385.8

	$530.6	$474.5

Commitments and contingencies (notes 5, 6, 7 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig

Director	Director

GLAMIS GOLD LTD.
Consolidated Statements of Operations
(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue	$84.0	$80.8	$64.3
Costs and expenses:
Cost of sales	41.6	41.1	40.5
Depreciation and depletion	17.0	17.9	12.7
Site closure and reclamation (note 7)	1.3	1.4	(0.1)
Exploration	5.6	3.2	1.7
General and administrative	5.9	4.6	4.4

	71.4	68.2	59.2

Earnings from operations	12.6	12.6	5.1
Interest and other income (note 9)	4.4	2.3	1.1

Earnings before income taxes	17.0	14.9	6.2
Provision for (recovery of) income taxes (note 10):
Current	0.2	0.4	0.3
Future	(1.2)	0.8	1.1

	(1.0)	1.2	1.4

Net earnings for the year	$18.0	$13.7	$4.8

Earnings per share:
Basic	$0.14	$0.14	$0.07
Diluted	0.14	0.14	0.07
Weighted average common shares outstanding:
Basic	128,118,980	98,823,366	73,585,155
Diluted	129,738,017	100,390,248	74,374,926

See accompanying notes to consolidated financial statements

GLAMIS GOLD LTD.
Consolidated Statements of Deficit
(Expressed in millions of United States dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Deficit, beginning of year	$(57.8)	$(71.5)	$(76.3)
Net earnings for the year	18.0	13.7	4.8

Deficit, end of year	$(39.8)	$(57.8)	$(71.5)

See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net earnings for the year	$18.0	$13.7	$4.8
Non-cash items:
Depreciation and depletion	17.0	17.9	12.7
Accrual for site closure and reclamation	1.3	1.4	(0.1)
Future income taxes	(1.2)	0.8	1.1
Gain on sale of investments and property	(1.6)	—	—
Other non-cash adjustments	0.4	—	—

	33.9	33.8	18.5
Changes in non-cash operating working capital:
Accounts receivable	(4.5)	(1.0)	(0.4)
Taxes recoverable/payable	0.4	(0.2)	0.3
Inventory	(0.2)	(4.3)	(0.7)
Prepaid expenses and other	(0.4)	0.1	(0.3)
Accounts payable and accrued liabilities	1.1	2.4	(3.0)
Site closure and reclamation expenditures	(3.3)	(2.5)	(2.6)

Net cash provided by operating activities	27.0	28.3	11.8
Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	(1.6)	(6.1)	—
Purchase of mineral property, plant and equipment, net of disposals	(72.0)	(24.7)	(14.5)
Proceeds from sale of investments and mineral property	6.8	0.5	0.1
Purchase of other assets, net of disposals	(1.2)	(2.2)	(0.6)

Cash used in investing activities	(68.0)	(32.5)	(15.0)
Cash flows from financing activities:
Proceeds from issuance of common shares	7.1	118.3	35.8

Cash provided by financing activities	7.1	118.3	35.8

Increase (decrease) in cash and cash equivalents	(33.9)	114.1	32.6
Cash and cash equivalents, beginning of year	160.0	45.9	13.3

Cash and cash equivalents, end of year	$126.1	$160.0	$45.9

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$(2.8)	$(0.9)	$(0.7)
Taxes	(3.6)	0.7	(0.4)

Non-cash financing and investing activities (notes 3 and 11)

See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

1.	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, and in Honduras, Mexico and Guatemala.

2.	Significant accounting policies:

(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 15.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventory:

(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value.

(ii)	Work-in-progress inventory, which consists of ore on leach pads, is valued at the lower of average production cost and net realizable value. Production costs relate to the cost of placing the ore on the leach pad and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations and included in cost of sales on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads.

(iii)	Supplies and spare parts inventory is stated at the lower of average cost and replacement cost.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(e)	Mineral property, plant and equipment:

(i)	Mineral property acquisition and mine development costs:

The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the interests are capitalized as mineral property acquisition costs (note 5).

(A)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

(B)	Mine development costs for current production are charged to operations as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

(C)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred. If a project is abandoned or it is determined that the deferred costs may not be recovered based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made.

(ii)	Plant and equipment:

Plant and equipment is stated at cost less accumulated depreciation. Leach pads are depreciated on a unit-of-production basis over estimated recoverable reserves expected to be processed from the leach pad. Mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. Estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(f)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gained by the Company and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

(g)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings.

(h)	Stock-based compensation:

The Company has a stock option plan and a stock-based management incentive plan, both of which are described in note 8(b). Effective January 1, 2002, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value method in note 8(b).

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock-based plans when the options or incentives were granted. Consideration paid by directors, officers and employees on exercise of stock options was credited to share capital. Any compensation liability under the stock-based management incentive plan was accrued as compensation expense.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(i)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(j)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.

(k)	Translation of foreign currencies:

The Company has subsidiaries and joint ventures in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.

(l)	Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

2.	Significant accounting policies (continued):

(m)	Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.	Business acquisition:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of CDN$1.50 per share for each issued share of Francisco (CDN$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between CDN$3.07 and CDN$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$1.4
Other current assets	0.2
Mineral properties	197.1

198.7
Accounts payable and accrued liabilities	(0.8)
Future income taxes	(60.0)

$137.9

Consideration given:
Issuance of 25,843,808 common shares of the Company	$124.5
Issuance of stock options	5.9
Transaction costs	7.5

$137.9

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

3.	Business acquisition (continued):

During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

4.	Inventory:

	2003	2002
Finished goods	$1.2	$0.6
Work-in-progress	12.2	13.3
Supplies and spare parts	3.3	2.7

	$16.7	$16.6

5.	Mineral property, plant and equipment:

	2003	2002
Producing properties, net	$70.6	$73.8
Non-producing properties, net	290.5	211.2

	$361.1	$285.0

(a)	Producing properties:

		Mineral property			Accumulated
	Plant and	acquisition	Mine development		depreciation
2003	Equipment	costs	costs	Sub-total	&write-downs	Total
Rand, California	$34.6	$14.1	$25.2	$73.9	$(73.3)	$0.6
San Martin, Honduras	31.1	13.4	23.2	67.7	(28.8)	38.9
Marigold, Nevada	29.8	9.2	12.5	51.5	(20.7)	30.8
Other	0.9	—	—	0.9	(0.6)	0.3

Total	$96.4	$36.7	$60.9	$194.0	$(123.4)	$70.6

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

5.	Mineral property, plant and equipment (continued):

(a)	Producing properties (continued):

					Accumulated
		Mineral property			depreciation
	Plant and	acquisition	Mine development		and
2002	Equipment	costs	costs	Sub-total	write-downs	Total
Rand, California	$53.5	$14.1	$25.2	$92.8	$(87.9)	$4.9
San Martin, Honduras	28.4	13.4	22.2	64.0	(19.2)	44.8
Marigold, Nevada	15.8	9.2	9.4	34.4	(10.3)	24.1
Other	0.7	—	—	0.7	(0.7)	—

Total	$98.4	$36.7	$56.8	$191.9	$(118.1)	$73.8

At December 31, 2003 and 2002, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. The Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1.0 million per year.

(b)	Non-producing properties:

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2003	equipment	costs	costs	Sub-total	write-downs	Total
El Sauzal, Mexico	$22.6	$105.6	$26.5	$154.7	$(3.1)	$151.6
Marlin, Guatemala	7.8	123.1	8.0	138.9	(0.1)	138.8
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Glamis de Mexico	0.1	—	0.1	0.2	(0.1)	0.1

Total	$30.7	$240.0	$45.5	$316.2	$(25.7)	$290.5

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2002	equipment	costs	costs	Sub-total	write-downs	Total
El Sauzal, Mexico	$0.3	$105.6	$1.9	$107.8	$—	$107.8
Marlin, Guatemala	1.2	90.9	—	92.1	—	92.1
Cerro San Pedro (Glamis de Mexico)	0.1	7.4	3.7	11.2	—	11.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.0)	0.1

Total	$1.8	$215.2	$16.5	$233.5	$(22.3)	$211.2

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(i)	El Sauzal Project:

The EL Sauzal Project was acquired in 2002 (note 3) and is an advanced-stage gold property located in the state of Chihuahua, Mexico. The Company owns 100% of the project. A feasibility study on the project was completed prior to closing of the acquisition of Francisco, and based on that feasibility study, construction and engineering costs during 2004 are expected to be approximately $59.0 million.

(ii)	Marlin Project:

The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed, and based on that feasibility study, construction and engineering costs during 2004 to 2006 are expected to be approximately $120 million.

(iii)	Cerro San Pedro Project:

The Cerro San Pedro Project was acquired in 2000 and is an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.

Effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million in August 2003, and expects to receive $6.0 million in February 2004. A $2.5 million payment due on commencement of commercial production and another $2.5 million due twelve months thereafter and the royalty are considered contingent and have not been recognized in these consolidated financial statements. The Company recorded a gain on the sale of its interest in the project of $1.5 million during 2003.

(iv)	Imperial Project:

The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(iv)	Imperial Project (continued):

Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002 the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. These actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.

(v)	Cerro Blanco Project:

The Cerro Blanco Project is an advanced-stage gold property consisting of a 100% interest in one granted concession and eight concession applications in the state of Jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

5.	Mineral property, plant and equipment (continued):

(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2003	2002
Current assets	$9.9	$5.4
Non-current assets	30.3	31.1

	$40.2	$36.5

Current liabilities	$2.6	$2.9
Non-current liabilities	4.3	3.9

	$6.9	$6.8

	2003	2002	2001
Revenue from production	$35.2	$17.6	$15.3
Expenses	24.4	14.7	12.6

Earnings from operations	$10.8	$2.9	$2.7

Cash provided by operations	$17.4	$7.2	$5.0
Cash used in investing activities	$(14.1)	$(18.2)	$(5.0)

6.	Other assets:

	2003	2002
Restricted deposits (a)	$9.5	$8.2
Future income tax assets (note 10)	3.0	—
Sales taxes recoverable	0.8	0.4
Deferred financing costs	—	0.4

	$13.3	$9.0

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Year ended December 31, 2003, 2002 and 2001

6.	Other assets (continued):

(a)	Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company’s operations (see note 7). As at December 31, 2003, the Company had $3.8 million in reclamation bonds outstanding (2002 — $3.8 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2002 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $8.4 million (2002 — $7.1 million) that earn interest at fixed rates between 1.02% and 1.04% (2002 — 1.28% and 1.88%). Fees on the bonds and letters of credit range from 0.5% to 1% (2002 — 1%).

7.	Site closure and reclamation:

	2003	2002	2001
Balance, beginning of year	$9.3	$10.4	$13.1
Accrual for site closure and reclamation	1.3	1.4	1.2
Reversal of overaccrued provision	—	—	(1.3)
Site closure and reclamation expenditures	(3.3)	(2.5)	(2.6)

Balance, end of year	$7.3	$9.3	$10.4

Allocated between:
Current portion	$1.3	$2.4	$2.0
Non-current portion	6.0	6.9	8.4

	$7.3	$9.3	$10.4

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital:

(a)	Issued and fully paid:

	Number of shares	Amount
Balance as at December 31, 2000	70,097,382	$159.0
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,686,080	2.6
For cash consideration of CDN$5.00 per share pursuant to an underwriting agreement dated October 10, 2001	11,500,000	33.2

Balance as at December 31, 2001	83,283,462	194.8
Issued during the year:
Upon acquisition of Francisco (note 3)	25,843,808	124.5
For cash consideration on exercise of share purchase warrants	300,000	0.6
For cash consideration under the terms of directors’ and employees’ stock options	2,690,095	7.1
For cash consideration of CDN$13.15 per share pursuant to an underwriting agreement dated November 13, 2002	13,915,000	110.6
Shares cancelled due to previous reorganization	(54,250)	—

Balance as at December 31, 2002	125,978,115	437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco Gold Corp. (note 3)	2,247,486	20.7
Shares issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	$465.4

(b)	Stock options and stock-based management incentive plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 5.5 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital (continued):

(b)	Stock options and stock-based management incentive plan (continued):

              The continuity of directors’ and employees’ stock options is as follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)
Outstanding, beginning of year	4,720,250	$6.76	3,279,115	$3.78	5,141,945	$3.30
Granted during the year	1,220,000	21.92	2,462,700	10.30	470,000	3.89
Issued on conversion of Francisco employees’ and directors’ stock options (note 3)	—	—	1,674,000	3.24	—	—
Exercised during the year	(1,839,550)	5.21	(2,690,095)	2.66	(1,686,080)	2.38
Cancelled during the year	—	—	(5,470)	5.89	(646,750)	3.70

Outstanding, end of year	4,100,700	$11.95	4,720,250	$6.76	3,279,115	$3.78

Exercisable	4,100,700	$11.95	4,558,900	$6.57	3,109,115	$3.81

     Details of stock options outstanding as at December 31, 2003 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life	exercise price (CDN$)
$2.18 - $3.07	955,300	1.2	$2.98
$4.04 - $5.60	100,000	2.8	5.60
$7.38 - $7.44	835,000	3.2	7.38
$10.50 - $13.09	1,004,400	3.8	12.87
$16.56 - $19.03	153,000	4.6	17.63
$21.00 - $23.00	1,053,000	4.9	22.61

	4,100,700	3.4	$11.95

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital (continued):

(b)	Stock options and stock-based management incentive plan (continued):

No compensation cost is recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees on or after January 1, 2002, that vested in the period, the Company’s net earnings and earnings per share would have been as follows:

		Fair value of
		options granted and
	As reported	vested	Pro-forma
Year ended December 31, 2003:
Net earnings	$18.0	$7.9	$10.1
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08
Year ended December 31, 2002:
Net earnings	$13.7	$5.2	$8.5
Basic earnings per common share	$0.14		0.09
Diluted earnings per common share	$0.14		0.08
Diluted earnings per common share

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	3.34%	3.69%
Annual dividends	—	—
Expected stock price volatility	55%	50%
Expected life	2.5 years	2.5 years
Weighted average fair value of options granted	$6.12	$4.00

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.

The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2003 and 2002, there were no share appreciation rights outstanding. Total expense incurred by the Company in 2003 upon exercise of stock appreciation rights was nil (2002 — $0.1 million; 2001 — $0.8 million).

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

9.	Interest and other income:

	2003	2002	2001
Interest	$2.8	$0.9	$1.5
Foreign exchange gain (loss)	(0.4)	0.8	(0.1)
Gain on sales of mineral property, plant and equipment (note 5(b)(iii))	1.5	—	0.5
Other income (expense)	0.5	0.6	(0.8)

	$4.4	$2.3	$1.1

10.	Income taxes:

The provision for income taxes differs from the Canadian federal and British Columbia provincial statutory rate as follows:

	2003		2002		2001
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax expense (benefit) computed at statutory rates	$6.4	37.6%	$5.9	39.6%	$2.8	44.6%
Foreign tax rates different from statutory rate	(1.8)	(10.3)	(2.8)	(18.8)	(1.9)	(30.1)
Change in valuation allowance	(4.5)	(26.5)	(1.8)	(12.2)	2.6	40.4
Other	(1.1)	(6.4)	(0.1)	(0.4)	(2.1)	(33.3)

	$(1.0)	(5.6)%	$1.2	8.2%	$1.4	21.6%

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

10.	Income taxes (continued):

(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

		2003	2002
Future income tax assets:
U.S. and Canada:	Mineral property, plant and equipment	$5.2	$8.3
	Reclamation and other liabilities not currently deductible for tax	0.7	1.1
	Losses carried forward and alternative minimum tax credits	9.3	7.1
Mexico:	Mineral property, plant and equipment	—	1.5
	Losses carried forward	5.9	5.5
Guatemala:	Mineral property, plant and equipment	0.7	0.7
	Losses carried forward	2.2	1.3

Total future income tax assets		24.0	25.5
Valuation allowance		(21.0)	(25.5)

Future income tax assets, net of allowance		3.0	—
Future income tax liabilities:
U.S. and Canada:	Mineral property, plant and equipment	2.4	2.4
Honduras:	Mineral property, plant and equipment	9.6	7.8
Mexico:	Mineral property, plant and equipment	30.2	30.5
Guatemala:	Mineral property, plant and equipment	40.0	29.7

Total future income tax liabilities		82.2	70.4

Net future income tax liabilities		$79.2	$70.4

Allocated between:
Future income tax assets (note 6)		$(3.0)	$—
Future income tax liabilities		82.2	70.4

Total future income tax liabilities		$79.2	$70.4

(b)	Potential future tax benefits:

At December 31, 2003, the Company has Canadian losses and tax pools of approximately $24.0 million, United States operating losses of approximately $17.0 million, Honduran tax deductions of approximately $5.0 million, Mexican operating losses of approximately $46.0 million, and Guatemalan tax deductions of approximately $9.0 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates prior to 2023. Except for the Honduran tax deductions, and certain losses carried forward in the United States, the future income tax assets related to these items have been offset by a valuation allowance.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Year ended December 31, 2003, 2002 and 2001

10.	Income taxes (continued):

(c)	Future income taxes:

For 2003 and 2002, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin Mine resulting in future income tax expense of $1.8 million (2002 — $0.8 million). In 2003, the valuation allowance related to United States tax losses was reduced, resulting in a recovery of $3.0 million. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

11.	Non-cash investing activities:

During the years ended December 31, 2003 and 2002, the Company issued common shares and options pursuant to the agreement to acquire all the issued and outstanding shares of Francisco (note 3) for non-cash consideration as follows:

	2003	2002	2001
Consideration paid through the issuance of common shares	$20.7	$124.5	$—
Consideration paid through the issuance of stock options (credited to contributed surplus)	—	5.9	—

	$20.7	$130.4	$—

12.	Financial instruments and financial risk management:

(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2003, 2002 and 2001, the Company had no forward sales or option contracts outstanding.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

12.	Financial instruments and financial risk management (continued):

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash equivalents, accounts and interest receivable, taxes recoverable/payable and accounts payable and accrued liabilities, the carrying amounts of which approximate their fair values due to the short term to maturity of such instruments.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2003, 2002 and 2001.

13.	Segmented information:

The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 — significant accounting policies.

		San		El
2003	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.3	9.2	6.5	—	—	—	17.0
Site closure and reclamation	0.6	0.2	0.4	—	—	0.1	1.3
Other operating expenses	—	0.2	1.4	—	3.0	6.9	11.5

Earnings (loss) from operations	2.1	9.7	10.8	—	(3.0)	(7.0)	12.6
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.3	$9.1	$10.9	$—	$(3.0)	$(2.3)	$17.0

Cash from operating activities (1)	$4.2	$18.5	$17.8	$—	$(3.0)	$(3.6)	$33.9

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.5	$52.9	$48.1	$155.9	$139.5	$128.6	$530.6

(1)	Before non-cash operating working capital changes and site closure and reclamation expenditures.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

13.	Segmented information (continued):

		San		El
2002	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$21.5	$41.7	$17.6	$—	$—	$—	$80.8
Cost of sales	17.0	14.3	9.8	—	—	—	41.1
Depreciation and depletion	2.3	11.6	3.9	—	—	0.1	17.9
Site closure and reclamation	0.3	0.7	0.4	—	—	—	1.4
Other operating expenses	—	0.4	0.5	—	0.5	6.4	7.8

Earnings (loss) from operations	1.91	4.7	3.0	—	(0.5)	(6.5)	12.6
Other income (loss)	—	(0.3)	0.1	—	—	2.5	2.3

Earnings (loss) before taxes	$1.9	$14.4	$3.1	—	$(0.5)	$(4.0)	$14.9

Cash from operating activities (1)	$4.5	$26.7	$7.4	—	$(0.5)	$(4.3)	$33.8

Capital expenditures	$—	$4.2	$17.7	$1.9	$0.7	$8.0	$32.5

Total assets	$16.9	$58.1	$33.0	$108.3	$92.8	$165.4	$474.5

		San
2001	Rand	Martin	Marigold	Other	Total
Revenue	$17.3	$30.3	$16.1	$0.6	$64.3
Cost of sales	16.5	13.4	10.6	—	40.5
Depreciation and depletion	2.8	4.5	1.9	3.5	12.7
Site closure and reclamation	0.4	0.2	0.3	(1.0)	(0.1)
Other operating expenses	—	0.6	0.3	5.2	6.1

Earnings (loss) from operations	(2.4)	11.6	3.0	(7.1)	5.1
Other income (loss)	—	—	—	1.1	1.1

Earnings (loss) before taxes	$(2.4)	$11.6	$3.0	$(6.0)	$6.2

Cash from operating activities (1)	$0.8	$16.3	$5.2	$(3.8)	$18.5

Capital expenditures	$4.1	$5.4	$3.4	$1.6	$14.5

Total assets	$16.8	$71.6	$15.8	$44.5	$148.7

(1)	Before non-cash operating working capital changes and site closure and reclamation expenditures.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

14.	Commitments and contingencies:

(a)	Operating leases:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $0.5 million per year for the next five years.

(b)	Capital expenditures:

At December 31, 2003, the Company had committed to contracts for equipment totaling $12.1 million (Company’s share — $8.1 million) to be used in the expansion at the Marigold Mine. Contracts for $18.5 million relating to engineering and construction at El Sauzal, $1.3 million for construction at San Martin, and $0.2 for services at Marlin had also been committed to.

(c)	Legal claims:

At December 31, 2003, the Company’s mine in Honduras was the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

15.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2003, mineral property, plant and equipment for the San Martin Mine would be increased by $2.5 million (2002 — $3.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2003 by $0.5 million (2002 — $0.8 million; 2001 — $0.7 million).

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(b)	Stock based compensation:

Under United States accounting principles, stock-based compensation is accounted for based on a fair value methodology, although the effects may be disclosed in the notes to the financial statements rather that in the statement of operations, which the Company has elected to do. The method is comparable to Canadian accounting principles adopted in 2002. However, as a result of Canadian accounting principles not requiring retroactive application, details of the fair value of options granted and vested during 2001 are required to be disclosed for United States regulatory purposes. Accordingly, the fair value of stock options granted to directors, officers and employees during 2001 was estimated to be $0.6 million, of which $0.2 million would have been recognized in 2002 and $0.4 million in 2001.

Fair value has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	3.34%	3.69%	4.3%
Annual dividends	—	—	—
Expected stock price volatility	55%	50%	72%
Expected life	2.5 years	2.5 years	2.5 years

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year, under United States accounting principles, would have changed to the pro forma amounts indicated below:

	2003	2002	2001
Earnings for the year:
Under United States accounting principles	$20.6	$12.9	$4.1
Compensation expense based on fair value of options granted and vested	7.9	5.4	0.4

Pro forma earnings for the year	$12.7	$7.5	$3.7

Pro forma earnings per share	$0.10	$0.08	$0.05

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation which will require the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(b)	Stock based compensation (continued):

For purposes of the reconciliation to United States accounting principles, the Company plans to adopt Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which are similar to the new amended Canadian standards, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards is not expected to result in a significant difference.

(c)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(d)	Long-lived assets:

(i)	Mining interests:

Under United States accounting principles, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States accounting principles, costs associated with owned mineral claims and mining leases are classified as indefinite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established, at which point amortization is provided on the unit-of-production basis. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian accounting principles, the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States accounting principles, costs associated with rights, licenses, concessions and options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost. Under Canadian accounting principles, the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations, if the option is not exercised.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(d)	Long-lived assets (continued):

(i)	Mining interests (continued):

United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian accounting principles, these costs may be deferred.

In the Company’s case, application of U.S. accounting principles does not result in a material difference in these financial statements.

(ii)	Impairment:

Under Canadian and U.S. accounting principles, the Company assesses impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, under Canadian accounting principles, the impairment would be measured as the difference between the carrying value and the recoverable amount. U.S. accounting principles requires that the impairment be measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, no material measurement differences result from this difference in accounting principles. Effective January 1, 2004, Canadian accounting standards will be substantially the same as in the U.S. with respect to measurement of impairment of long-lived assets.

(e)	Accounting for asset retirement obligations:

Canadian accounting principles require the Company make an estimation of future site closure and reclamation costs based on undiscounted future cash outflows. These estimated total costs are accrued and charged to the statement of operations over the life of the mine using the unit-of-production method. Until December 31, 2002, United States accounting principles for asset retirement obligations were comparable to Canadian accounting principles.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(e)	Accounting for asset retirement obligations (continued):

Effective January 1, 2003, United States accounting principles require the adoption of Statement of Financial Accounting Standards 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

Under the new standard, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. Upon initial recognition of the liability, the Company capitalizes an asset retirement cost by increasing the carrying amount of the related long-lived asset. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement (additional asset retirement cost).

Under United States accounting principles, on January 1, 2003, the Company would have recorded a gain of $2.8 million as the cumulative effect of the change in accounting principles, a net increase of $3.3 million to mineral property, plant and equipment, a reduction of the reserve for site closure and reclamation costs of $0.2 million and an increase in future income tax liability of $0.7 million to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s financial statements prepared under Canadian and United States accounting principles.

For the year ended December 31, 2003, under United States accounting principles, the Company would have recorded a net increase of $1.2 million in the reserve for site closure and reclamation costs for the estimated present value of reclamation liabilities and accretion, a net increase of $0.2 million to mineral property, plant and equipment as additions for asset retirement costs less depreciation, an increase of $0.6 million to depreciation and depletion expense, an increase in accretion expense of $0.4 million and a reduction in the accrual for site closure and reclamation costs of $1.3 million.

The continuity of the reserve for site closure and reclamation costs under United States accounting principles for the year ended December 31, 2003 would be as follows:

Balance, beginning of year	$9.3
Impact of adoption of SFAS No. 143	(0.2)
Liabilities incurred in the current year	0.8
Site closure and reclamation costs incurred	(3.3)
Accretion expense	0.4

Balance, end of year	$7.0

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(e)	Accounting for asset retirement obligations (continued):

Effective January 1, 2004, the Company is adopting the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation costs will be measured retroactively and recognized on January 1, 2004. Accordingly, the above difference between Canadian and United States accounting principles will be eliminated for 2004 and future periods.

(f)	Accounting for costs associated with exit or disposal activities:

Effective for the Company’s 2003 fiscal year, United States accounting principles require an enterprise to record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. The new standard requires disclosure about exit and disposal activities, the related costs, and changes in those costs in the notes to the financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed.

Adoption of this new accounting principle had no material effect on these financial statements.

(g)	Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income for the year ended December 31, 2003, which consists of changes in the unrealized holding gains on investments held, would be a loss of nil (2002 — $0.2 million; 2001 — $0.1 million).

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(h)	Supplemental disclosures for business acquisitions:

United States accounting principles requires that for the period in which a material business combination is completed, the notes to the financial statements of the combined entity disclose certain supplemental information, which may be unaudited, on a pro forma basis. In the Company’s case, if the acquisition of Francisco completed during 2002 had been completed at January 1, 2002, for purposes of the 2002 pro forma operating results, and at January 1, 2001, for purposes of the 2001 pro forma operating results, the Company’s operating results would have been as follows:

	2002	2001
	(unaudited)
Pro forma revenues	$80.8	$64.3
Pro forma earnings for the year	12.1	4.0
Pro forma earnings per share	0.11	0.04

(i)	Recent accounting pronouncements:

(i) Guarantees:

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others”, an interpretation of FASB Statement No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation sets out the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosures are effective for periods ending after December 15, 2002 and apply to guarantees issued or modified after the date of adoption. As the Company had no guarantees as of January 1, 2003 and did not issue any new guarantees during the year ended December 31, 2003, there would be no impact on the consolidated financial statements from adopting the provisions of this interpretation.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(i)	Recent accounting pronouncements (continued):

(ii) Variable interest entities:

During 2003, FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (including those referred to as “Special-Purpose Entities”). The provisions of this interpretation, as revised, would be effective for the Company in the three months period ending March 31, 2004. As the Company does not currently hold interests in variable interest entities, adoption of the provisions of this Interpretation are not expected to impact the consolidated financial statements.

A reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, excluding the effects of accounting for stock options using the fair value method (note 15(b)), and to comprehensive income for the year using United States accounting principles, is as follows:

	2003	2002	2001
Net earnings for the year in these consolidated financial statements	$18.0	$13.7	$4.8
Adjustment for differences in accounting for income taxes	(0.5)	(0.8)	(0.7)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation	2.8	—	—
Adjustment for differences in accounting for site closure and reclamation	0.3	—	—

Net earnings for the year using United States accounting principles	20.6	12.9	4.1
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	—	(0.2)	(0.1)

Comprehensive earnings for the year using United States accounting principles	$20.6	$12.7	$4.0

Basic earnings per share	$0.16	$0.13	$0.06

Diluted earnings per share	$0.16	$0.13	$0.06

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(i)	Recent accounting pronouncements (continued):

Deficit under United States accounting principles would be as follows:

	2003	2002
Deficit in accordance with Canadian GAAP	$(39.8)	$(57.8)
Adjustment for differences in accounting for income taxes	2.5	3.0
Adjustment for differences in accounting for site closure and reclamation	3.1	—
Other	(0.5)	(0.5)

	$(34.7)	$(55.3)

In addition, mineral property, plant and equipment, reserve for site closure and reclamation costs, and future income tax liabilities at December 31, 2003 would be $366.6 million, $7.0 million and $82.9 million respectively under United States accounting principles.